UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

BioScrip, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
09069N108
(CUSIP Number)
Barry A. Posner
Executive Vice President, Secretary and General Counsel
BioScrip, Inc.
100 Clearbrook Road,
Elmsford NY 10523
914-460-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(page 1 of 9 pages)

CUSIP No.	09069N108	13D	Page	2	of	9

1	NAMES OF REPORTING PERSONS Richard H. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,489,444

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,489,444

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,499,444

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09069N108	13D	Page	3	of	9

1	NAMES OF REPORTING PERSONS Richard M. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		155,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		155,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	155,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09069N108	13D	Page	4	of	9

1	NAMES OF REPORTING PERSONS Barry A. Posner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		434,597

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		434,597

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	434,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* See footnotes 1 - 4 in Item 5 (a) - (b).

CUSIP No.	09069N108	13D	Page	5	of	9

1	NAMES OF REPORTING PERSONS Stanley G. Rosenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		434,938

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		434,938

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	434,938

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09069N108	13D	Page	6	of	9
     This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 3, 2010 by Richard H. Friedman, Richard M. Smith, Barry A. Posner and Stanley G. Rosenbaum (together, the “Reporting Persons”), with respect to the subject class of securities (“Schedule 13D”). This Amendment No. 1 is being filed by the Reporting Persons. As described in more detail below, Items 4, 5 and 6 have been amended in this Amendment No. 1 as a result of the termination of the Voting Agreement, dated as of January 24, 2010, by and among the Reporting Persons, Critical Homecare Solutions Holdings, Inc. and Kohlberg Investors V, L.P. (the “Voting Agreement”) in connection with BioScrip’s Annual Meeting of Shareholders (the “Annual Meeting”) on June 10, 2010. Reference is made to the Schedule 13D originally filed with the SEC for information in Items not appearing in this filing as a result of there being no changes in those items. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented as follows:

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
2010 Annual Meeting of Stockholders
     On June 10, 2010 the Issuer conducted its 2010 Annual Meeting of Stockholders (the “Meeting”). At the Meeting, each Reporting Person voted all of the shares of Common Stock owned by such Reporting Person pursuant to the Voting Agreement in favor of the election of Samuel P. Frieder and Gordon H. Woodward, the two individuals designated by the Stockholders’ Representative pursuant to the terms of the stockholders’ agreement, dated as of January 24, 2010, by an among the Issuer, the Target Stockholders and Colleen Lederer, as directors of the Board of Directors of the Company, to hold office for a term of one year or until their respective successors shall have been duly elected and shall have qualified. The Voting Agreement terminated upon the completion of the Meeting pursuant to its terms.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b) As a result of the termination of the Voting Agreement, the Reporting Persons no longer may be deemed to share the power to vote or direct the vote of the Common Stock or to comprise a group within the meaning of Section 13(d)(3) of the Act. As of the filing date of this Amendment No. 1, each Reporting Person beneficially owns (within the meaning of Rule 13d-3 under the Act) the following:

CUSIP No.	09069N108	13D	Page	7	of	9

			Percent of				Sole	Shared
			shares of		Sole	Shared	power to	power to
			Common		power to	power to	dispose or	dispose of
			Stock outstanding		vote or	vote or	direct the	or direct the
			pursuant to Rule		direct	direct	disposition	disposition
Reporting Person	Shares of Common Stock		13d-3(d)(1)(5)		the vote	the vote	of	of

Richard H. Friedman	2,499,444	(1)	4.5	% (1)	2,489,444	10,000	2,489,444	10,000
Richard M. Smith	155,000	(2)	0.3	% (2)	155,000	0	155,000	0
Barry A. Posner	434,597	(3)	0.8	% (3)	434,597	0	434,597	0
Stanley G. Rosenbaum	434,938	(4)	0.8	% (4)	434,938	0	434,938	0

(1)	Includes 1,483,365 shares issuable upon exercise of the vested portion of options held by Mr. Friedman. Excludes 137,500 shares subject to the unvested portion of options held by Mr. Friedman. Includes 250,000 shares of Common Stock owned by the Richard H. Friedman Grantor Retained Annuity Trust. Mr. Friedman is a trustee of the trust. Includes 10,000 shares owned jointly with his spouse.

(2)	Includes 35,000 shares issuable upon exercise of the vested portion of options held by Mr. Smith. Excludes 320,000 shares subject to the unvested portion of options held by Mr. Smith.

(3)	Includes 384,471 shares issuable upon exercise of the vested portion of options held by Mr. Posner. Excludes 83,541 shares subject to the unvested portion of options held by Mr. Posner.

(4)	Includes 250,181 shares issuable upon exercise of the vested portion of options held by Mr. Rosenbaum. Excludes 90,103 shares subject to the unvested portion of options held by Mr. Rosenbaum.

(5)	Based on 53,931,890 shares of Common Stock outstanding as of June 1, 2010.
(c) On April 27, 2010, Mr. Smith was granted options to purchase 250,000 shares of Common Stock, which vest and become exerciseable in three equal annual installments commencing April 27, 2011 at an exercise price of $9.09 per share, as described in the Form 4 filed by Mr. Smith on April 29, 2010. Except as set forth in this Item 5, none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days.
(d) Not applicable.
(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on June 10, 2010.

CUSIP No.	09069N108	13D	Page	8	of	9

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     The information set forth, or incorporated by reference in, Items 4 and 5 in this Amendment No. 1 is hereby incorporated by reference.

CUSIP No.	09069N108	13D	Page	9	of	9
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.
Dated: June 10, 2010

By:	/s/ Richard H. Friedman
	Name:	Richard H. Friedman
	Title:	Chief Executive Officer and Chairman of the Board

By:	/s/ Richard M. Smith
	Name:	Richard M. Smith
	Title:	President and Chief Operating Officer

By:	/s/ Barry A. Posner
	Name:	Barry A. Posner
	Title:	Executive Vice President, Secretary and General Counsel

By:	/s/ Stanley G. Rosenbaum
	Name:	Stanley G. Rosenbaum
	Title:	Executive Vice President, Chief Financial Officer and Treasurer